UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2003

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED].

For the transition period from                      to                     .

Commission file number: 001-13253

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

THE PEOPLES BANK & TRUST COMPANY 401(K) PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

THE PEOPLES HOLDING COMPANY

209 Troy Street

Tupelo, MS 38802

THE PEOPLES BANK & TRUST COMPANY 401(k) PLAN

Page

Report of Independent Registered Public Accounting Firm	1

Independent Auditors’ Report	2

Financial Statements:

Statements of Net Assets Available for Benefits	3

Statements of Changes in Net Assets Available for Benefits	4

Notes to Financial Statements	5 - 8

Supplemental Schedule:

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)	9 - 10

Signature Page	11

Exhibit 23.1 Consent of Independent Registered Public Accounting Firm

Exhibit 23.2 Consent of Independent Auditor

All other schedules are omitted because there is no information to report.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

401(k) Oversight Committee

The Peoples Bank & Trust Company

Tupelo, Mississippi

We have audited the accompanying statement of net assets available for benefits of The Peoples Bank & Trust Company 401(k) Plan as of December 31, 2003, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of The Peoples Bank & Trust Company 401(k) Plan as of December 31, 2003, and the changes in its net assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit of the Plan’s financial statements as of and for the year ended December 31, 2003, was conducted for the purpose of forming an opinion on the financial statements taken as a whole. The supplemental schedule of assets (held at the end of the year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental information is the responsibility of the Plan’s management. The supplemental information has been subjected to the auditing procedures applied in the audit of the basic financial statements for the year ended December 31, 2003, and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ T. E. LOTT & COMPANY

Columbus, Mississippi

July 1, 2004

INDEPENDENT AUDITORS’ REPORT

To the Administrative Committee

The Peoples Bank and Trust Company

    401(k) Plan

Tupelo, Mississippi

We have audited the accompanying statement of net assets available for benefits of The Peoples Bank and Trust Company 401(k) Plan as of December 31, 2002, and the related statements of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of The Peoples Bank and Trust Company 401(k) Plan as of December 31, 2002, and the changes in its net assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes at end of year, and reportable transactions, together referred to as “supplemental information”, are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental information is the responsibility of the Plan’s management. The supplemental information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ NAIL MCKINNEY PROFESSIONAL ASSOCIATES

April 23, 2003

THE PEOPLES BANK & TRUST COMPANY

401(k) PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

DECEMBER 31, 2003 AND 2002

	2003	2002
ASSETS
INVESTMENTS AT FAIR VALUE (Note E)
Participant directed	$10,200,591	$6,456,794
Participant note receivable	17,402	1,424

Total investments	10,217,993	6,458,218
RECEIVABLES
Employer contribution	742,488	644,644
Dividends	17,038	13,446

Total receivables	759,526	658,090

Total Assets	10,977,519	7,116,308
LIABILITIES
Cash overdraft	—	1,182

Total liabilities	—	1,182

Net Assets Available for Benefits	$10,977,519	$7,115,126

The accompanying notes are an integral part of these statements.

THE PEOPLES BANK & TRUST COMPANY

401(k) PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

YEARS ENDED DECEMBER 31, 2003 AND 2002

	2003	2002
ADDITIONS
Investment income (loss):
Net appreciation (depreciation) in fair value of investments (Note E)	$1,609,309	$(388,947)
Interest	3,830	4,154
Dividends	62,330	45,738

	1,675,469	(339,055)
Contributions:
Employer	742,488	644,644
Participant deferrals	1,338,609	1,217,956
Rollover	14,803	—

	2,095,900	1,862,600

Total Additions	3,771,369	1,523,545
DEDUCTIONS
Benefits paid to participants	359,115	309,023
Certain deemed distributions	3,285	—
Other expenses	400	—

Total deductions	362,800	309,023

NET INCREASE	3,408,569	1,214,522
NET ASSETS AVAILABLE FOR BENEFITS
Beginning of year	7,115,126	5,900,604

End of year, before transfer of plan assets into The Peoples Bank & Trust Company 401(k) Plan for insurance agency employees	10,523,695	$7,115,126

Transfer of plan assets to The Peoples Bank & Trust Company 401(k) Plan for insurance agency employees (Note G)	453,824

Net assets available for plan benefits after transfer to The Peoples Bank & Trust Company 401(k) Plan for insurance agency employees	$10,977,519

The accompanying notes are an integral part of these statements.

THE PEOPLES BANK & TRUST COMPANY

401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2003 AND 2002

NOTE A - DESCRIPTION OF PLAN

The following brief description of The Peoples Bank & Trust Company 401(k) Plan (Plan) is provided for general information purposes only. Participants should refer to the Plan agreement for more complete information.

General

The Plan is a defined contribution plan covering substantially all employees of The Peoples Bank & Trust Company. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions

Each year, participants may contribute up to the applicable IRS limits, as defined in the Plan. Participants may also contribute amounts representing distributions from other qualified defined benefit or contribution plans. The employer matches 100% of the employee’s salary deferral contribution up to four percent of the employee’s compensation. The employer may make a discretionary profit sharing contribution. Contributions are subject to certain limitations.

Participant Accounts

Each participant’s account is credited with the participant’s contribution and allocations of the employer contribution and plan earnings/losses. Each participant’s account is also charged with an allocation of administrative expenses, when applicable. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting

Participants are immediately 100% vested in salary deferral contribution and earnings allocated to those accounts. Vesting in matching employer contributions and profit sharing contributions is based on a six year graduated schedule. Forfeitures of non-vested employer match contributions will reduce employer match contribution or reduce expenses of the plan. Forfeitures of non-vested employer profit sharing contributions will be allocated to other participants based on compensation.

Payment of Benefits

Upon termination of service with the employer, a participant may elect to receive a lump-sum distribution of his or her entire vested account balance. Benefits are recorded when paid.

( Continued )

THE PEOPLES BANK & TRUST COMPANY

401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2003 AND 2002

NOTE A - DESCRIPTION OF PLAN (Continued)

Participant Notes Receivable

Participants may borrow from their fund accounts up to a maximum equal to the lesser of $50,000 or 50% of their deferral account balance. Loan availability is generally limited to hardship restrictions. Loan terms range from 1-5 years unless the loan is for the purchase of a principal residence. The loans are secured by the balance in the participant’s account and bear interest at prime plus one. Principal and interest is paid ratably through payroll deductions.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The Plan’s financial statements are prepared using the accrual basis of accounting, with the exception of the payment of benefits, which are recognized as a reduction in the net assets available for benefits of the Plan as they are disbursed to participants.

Investment Valuation

Quoted market prices are used to value investments. Purchases and sales of securities are recorded on a trade-date basis.

Administrative Expenses

The Plan sponsor absorbs all of the administrative expenses of the Plan.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

Forfeitures

Forfeitures are based on a participant’s compensation. At December 31, 2003, there were forfeitures pending in the amount of $10,563.

THE PEOPLES BANK & TRUST COMPANY

401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2003 AND 2002

NOTE C - PLAN TERMINATION

Although it has not expressed any intent to do so, The Peoples Bank & Trust Company has the right at any time to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, all employees will become 100% vested in their accounts.

NOTE D - TAX STATUS

The Plan obtained its latest determination letter on July 3, 2003, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended since that date. The plan administrator and the Plan’s tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

NOTE E - INVESTMENTS

The fair value of individual investments that represent 5% or more of the Plan’s net assets as of December 31, 2003 and 2002, are as follows:

	2003	2002
Peoples Holding Company Common Stock, 85,139.5 and 47,656 shares, respectively	$2,809,604	$1,941,982
Federated Max-Cap Index SS, 94,908.573 and 96,778.090 shares, respectively	2,132,596	1,725,553
Federated Total Return Bond SS, 117,178.430 and -0- shares, respectively	1,270,214	—
Vanguard/Wellington Fund, Inc., -0- and 59,818,974 shares, respectively	—	1,469,155
Vanguard/Wellesley Income Fund, -0- and 45,320.775 shares, respectively	—	901,883

( Continued )

THE PEOPLES BANK & TRUST COMPANY

401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2003 AND 2002

NOTE E - INVESTMENTS (Continued)

During 2003 and 2002, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value by $1,609,309 and $(388,947), respectively, as follows:

	2003	2002
Appreciation (depreciation) in fair value:
Employer Securities	$474,413	$168,326
Registered Investment Companies	1,134,896	(557,273)

	$1,609,309	$(388,947)

NOTE F - RELATED PARTY TRANSACTIONS

The Peoples Bank & Trust Company is the trustee of the Plan. Federated Investors, Inc., and related subsidiaries act as custodian and a clearing house for the Plan as well as investment advisor for certain of the Plan’s investments.

NOTE G - TRANSFER OF FUNDS

The Peoples Bank & Trust Company purchased Southern Insurance Company on May 1, 2000. The final transfer of funds occurred on June 19, 2003, and is listed as an addition to the increase in net assets.

NOTE H - RECLASSIFICATION

Certain items in the 2002 financial statements have been reclassified to conform to the 2003 presentation.

NOTE I - SUBSEQUENT EVENT

The Peoples Bank & Trust Company acquired Renasant Bank during 2004 and amended the Plan to make all newly acquired eligible employees participants of the Plan as of July 1, 2004.

SUPPLEMENTAL SCHEDULE

THE PEOPLES BANK & TRUST COMPANY

401(k) PLAN

EIN 64-0220550            PLAN 004

SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2003

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost			(e) Current Value
*	Baron	Registered Investment Co., Baron Growth Fund	$	*	*	$258,892
*	Federated	Registered Investment Co., Federated Cap Appreciation A		*	*	475,165
*	Federated	Registered Investment Co., Federated Mortgage SS		*	*	513,410
*	Federated	Registered Investment Co., Federated Max Cap Index SS		*	*	2,132,596
*	Federated	Registered Investment Co., Fed US Govt Sec 1-3YRS SS		*	*	386,505
*	Federated	Registered Investment Co., Federated Stock Trust Fund		*	*	264,305
*	Federated	Registered Investment Co., Fed International Equity A		*	*	326,441
*	Federated	Registered Investment Co., Federated Total Return Bond SS		*	*	1,270,214
*	Federated	Registered Investment Co., Federated Intl High Income A		*	*	198,129
*	Janus	Registered Investment Co., Janus Adviser Cap Appreciation		*	*	263,777
*	Federated	Registered Investment Co., Federated Kaufmann A		*	*	395,076
*	Lord Abbett	Registered Investment Co., Lord Abbett Mid-Cap Value A		*	*	37,685
*	MFS	Registered Investment Co., MFS International Value A Fund		*	*	325,432

( Continued )

THE PEOPLES BANK & TRUST COMPANY

401(k) PLAN

EIN 64-0220550            PLAN 004

SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2003

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost		(e) Current Value
*	Peoples Holding Company	Trust for U. S. Treasury obligations	*	*	$8,570
*	The Peoples Bank Stock	Employer Security, Peoples Holding Co., Common Stock	*	*	2,809,604
*	Federated	Registered Investment Co., Federated Prime Obligations SS	*	*	391,396
*	Turner	Registered Investment Co., Turner Small Cap Value Fund	*	*	143,394
*	Participant Loans	Range of interest rates from 5% to 10%	*	*	17,402

					$10,217,993

*	Denotes party-in-interest

**	Cost information has been omitted for participant directed investment.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this Annual Report on Form 11-K to be signed on its behalf by the undersigned hereunto duly authorized.

THE PEOPLES BANK & TRUST COMPANY 401(K) PLAN

Date: July 8, 2004	/s/ HOLLIS RAY SMITH
Hollis Ray Smith Division Vice President Human Resources Department